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                                                      2445 WINNETKA AVENUE NORTH
[VERITEC INC. LOGO]                                      GOLDEN VALLEY, MN 55427
                                       PHONE (763) 253-2670 ; FAX (763) 253-0503
                                         WWW.VERITECINC.COM; INFO@VERITECINC.COM
--------------------------------------------------------------------------------


August 31, 2007

Ms. Kaitlin Tillan, Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, DC 20549


Re:      Veritec, Inc.
         Form 10-KSB for fiscal year ended June 30, 2006
         Filed November 15, 2006
         Form 10-QSB for the period ended March 31, 2007
         File No. 0-15113

Dear Ms. Tillan:

The following information is provided on behalf of Veritec, Inc. ("Veritec" or "Company") in response to the comments contained in your letter to us, dated August 23, 2007 (a copy of which is attached). We have reproduced below the Staff's comments contained in your letter, together with our responses.

FORM 10-KSB  for the Fiscal Year Ended June 30, 2006
----------------------------------------------------

Consolidated Statement of Operations, page 22
---------------------------------------------

              1. COMMENT: Please refer to prior comment 2. Please provide additional explanation of why you concluded that the amount should not be classified as extraordinary.

                  RESPONSE: The $9,356,948 settlement with creditors has three distinct components: Settlement with Mitsubishi Corporation (Mitsubishi) $7,874,518 (84%), settlement with its former attorneys $1,358,326 (15%) and other creditor concessions $124,104 (1%). The Company believes it is more appropriate to view the agreements with Mitsubishi and its former attorneys as contingency settlements (considered to be unusual or infrequent) and not debt extinguishments.

                      - During bankruptcy, Veritec continued certain legal activities and negotiations with Mitsubishi related to the $8,174,518 February 2005 Arbitration award. As a result of these efforts and as disclosed in Note 11 to the Company's consolidated financial statements included in the Form 10-KSB for the year ended June 30, 2006, Veritec and Mitsubishi entered into a settlement agreement in February 2006. Under the agreement, in exchange for $300,000, a license to utilize Veritec's VeriCode(R) Technology (which was not part of the arbitration award), and dismissal of the patent infringement litigation filed by VData and VCode against Mitsubishi, Mitsubishi waived its right to the arbitration award and granted Veritec a license to use the Mitsubishi Error Detection and Correction Technology.


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                                                      2445 WINNETKA AVENUE NORTH
                                                         GOLDEN VALLEY, MN 55427
                                       PHONE (763) 253-2670 ; FAX (763) 253-0503
                                         WWW.VERITECINC.COM; INFO@VERITECINC.COM

                      - The Company had disputes with its former attorneys related to the Mitsubishi litigation and entered into related settlement agreements, which did not relate to the filing for bankruptcy.

                      - The remaining amount relates to general creditor settlements negotiated by the Company. The Company does not believe such amounts are material, and further believes given the Company's history of bankruptcy proceedings and debt restructuring, such settlements do not meet both the unusual and infrequency considerations for extraordinary classification.

Note 8. Stockholders' Equity, page 32
-------------------------------------

              2. COMMENT: Please refer to prior comment 11. We note your response. Please revise future filings to calculate volatility consistent with SAB Topic 14D(1).

                  RESPONSE: Future filings will be revised to calculate volatility consistent with SAB Topic 14D(1).


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Veritec hereby represents that:

     - Veritec is responsible for the adequacy and accuracy of the disclosure in the filings;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings; and

     - Veritec may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the placecountry-regionUnited States.



Please feel free to contact me regarding the contents of this response. We anticipate amending our June 30, 2006 and 2005, Form 10-KSB shortly after resolving your comments.

Very truly yours,


/s/ Van Thuy Tran
-----------------------
Ms. Van Thuy Tran
Chief Executive Officer
Veritec, Inc.